
05005260

REDCORP

NEWS RELEASE

January 12, 2005

News Release 05-01

Tulsequah Project Permitting Progress

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to provide an update on progress in finalizing environmental permitting for the proposed Tulsequah Chief Mine re-development project. The Tulsequah Chief property is owned and operated by Redfern Resources Ltd. – the Company's wholly-owned subsidiary - and is located in northwestern British Columbia, 100 kilometers south of the town of Atlin.

Redfern previously received a Project Approval Certificate from the province of British Columbia on December 12, 2002, marking satisfactory conclusion to the extensive *BC Environmental Assessment Act* review and decision process. Included in that Certificate were requirements to satisfy two pre-development conditions for further studies related to proposed mine tailings dam site stability and chronic toxicity testing of proposed effluent from the mine wastewater treatment plant. Redfern has received letters from the Ministry of Energy and Mines and the Ministry of Water Land and Air Protection, respectively, confirming that it has satisfied the requirements of these conditions.

Redfern had previously received a *Canadian Environmental Assessment Act* (CEAA) screening level approval from the federal government in 1998. Subsequent amendments to the project design necessitated a supplementary CEAA screening amendment decision. This process commenced in May 2004 and is currently in its final stage. Fisheries and Oceans Canada and Transport Canada have issued their CEAA screening supplementary report for final public comment during the period January 5 to February 18, 2005. The report concludes with their determination that " *with the implementation of the proposed mitigation measures the project is not likely to cause significant adverse environmental effects.*" The federal authorities have announced that they will conclude the CEAA screening decision once all public comments have been received and considered.

In other areas, Redfern is currently working with AMEC E&C Services Ltd. to provide them with all necessary information to complete an independent resource estimate for the project compliant with the requirements of National Policy 43-101. The resource estimation is in progress and results will be disclosed once the resource estimation is completed. Redfern proposes to then finalize mine planning and reserve calculations in conjunction with an update of the previous Feasibility Study, under the direction of Hatch Engineering.

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REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775



Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia, Canada and Portugal. Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

Robert G Carmichael, P.Eng. is Vice-President of Exploration and the designated QP for the Tulsequah Project. He has supervised the exploration, drillhole planning and quality assurance/quality control of sampling at the project since 1995. Analyses of drill core samples are obtained from sawn core using standard fire assay techniques and AA finish. Assaying is conducted by EcoTech Labs in Kamloops BC. QA/QC includes the use of randomly inserted standards, field duplicates and blank samples.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775